August 29, 2022

VIA EDGAR

Melissa Gilmore
Claire Erlanger
Office of Manufacturing
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:     Wolverine World Wide, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2022
Form 8-K furnished August 10, 2022
Response dated July 25, 2022
File No. 001-06024

Dear Ms. Gilmore and Ms. Erlanger:

This is a response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated August 23, 2022, regarding the Form 10-K for the fiscal year ended January 1, 2022 filed by Wolverine World Wide, Inc. (the “Company”), on February 24, 2022 (the “Form 10-K”) and the Form 8-K furnished August 10, 2022 (the “Form 8-K”).

Given certain Company staff travel and conflicting schedules, the Company requests an additional two-week extension from September 6, 2022 to September 20, 2022 to submit its response to the Commission’s August 23, 2022 letter. We understand during our team’s recent call with you that this short extension is acceptable, and we appreciate your flexibility. The Company will submit its response on or before September 20, 2022, but please contact me at Mike.Stornant@wwwinc.com or (616) 866-5728 if you have any questions or further comments in the meantime.

Sincerely,

/s/ Michael D. Stornant
Michael D. Stornant
Executive Vice President, Chief Financial Officer and Treasurer

WOLVERINE WORLD WIDE, Inc.
wolverineworldwide.com
9341 Courtland Drive NE Rockford MI 49351 T 616 866 5500